ERNST & YOUNG (Letterhead)

                                    Independent Auditor's Report on Compliance
                                           SMS Student Loan Trust 2000-A


USA Group Secondary Market Services, Inc.
30 South Meridian Street
Indianapolis, Indiana  46204-3503


         and
Bankers Trust
Four Albany Street
New York, New York  10006


         and
Bank One, National Association
153 West 51st Street, 8th Floor
New York, New York  10019



     We are independent public accountants with respect to USA Group Secondary Market Services, Inc. ("SMS") within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

     On July 31, 2000, SLM Holding Corporation acquired substantially all of the assets of USA Group Loan Services, Inc. and USA Group, Inc., including SMS. SLM Holding Corporation was subsequently renamed USA Education, Inc. ("USA Education"). In connection with this transaction, USA Education assumed the liability and responsibilities for all the duties and obligations of USA Group Loan Services, Inc. USA Group Loan Services, Inc. as an entity dissolved as of August 1, 2000. References in this report to Loan Services are defined as the servicer functions performed for its lender clients by USA Group Loan Services, Inc. for the period October 1, 1999 through July 31, 2000 and by USA Education for the period August 1, 2000 through September 30, 2000.

     We have performed the procedures enumerated below, which were agreed to by SMS, the Eligible Lender Trustee, and the Indenture Trustee, solely to assist you with respect to SMS's administration of the Student Loan Trust 2000-A receivables pursuant to sections 2 (c) (i through iii), 2 (d), 2 (e) (i), and 2
(g) of the Agreement. This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings were as follows:


1. We compared the initial deposit to the reserve account required by section 2 (e) (i) of the Agreement to the respective bank statement, noting such amount to be in agreement.

2. We obtained the Quarterly Servicing Report - SMS Student Loan Trust 2000-A for the collection period January 1, 2000 through March 31, 2000 prepared by SMS pursuant to section 2 (d) and 2 (g) of the Agreement and performed the following:

a. We compared the January 1, 2000 amounts and percentages reported in segment I "Deal Parameters" (A) through (D)(iv) to the SMS Student Loan Trust 2000-A prospectus, noting agreement. We compared the January 1, 2000 amount reported in segment I (D)(v), E(i), and (E)(ii) to bank statements, noting agreement.

b. We compared the amounts reported in segment II "Inputs from Previous Quarterly Servicer Reports" (A) through (O) to the SMS Student Loan Trust 2000-A prospectus, noting agreement. We compared the amount reported in segment II (P) to bank statements, noting agreement.

c. We compared the "Interest Period Index Value - 3 Month Libor" percentage in segment IV "Interest Rate Calculation" to a quoted market rate, noting agreement. We compared the amounts reported in segment III "Inputs for Servicing, Administrative and Consolidation Rebate Fees" (D) through (F) and segment IV (D) through (F) and (J) to system reports prepared by Loan Services, noting agreement. We recalculated the amounts in segment IV (G) through (I) and "Net Expected Interest Collections" and compared the resulting amounts to those reported, noting agreement.

d.   We compared the amounts  reported in segments V "Servicing Fee Calculation"
     (A) and (D); VI "Cash  Inputs"  (A) and (B);  VII "Other  Servicer  Inputs"
     (A)(ii) through (A)(iv), (C)(i), and (C)(ii); IX "Quarterly Flow of Loan Principal" (A)(i) through (A)(iv), (B)(ii), (C)(i), and (C)(ii); and X "Quarterly Uninsured Loss and Recoveries Reporting" (A)(ii) and (B) to system reports prepared by Loan Services, noting agreement. We compared the amount in segment VII(A)(i) to the Student Loan Trust 2000-A prospectus, noting agreement. We recalculated the amounts reported in segment V (C),
     (E), and (F); segment VII (A)(v);  segment IX (A)(vi),  (B)(iv),  (C)(iii),
     (D), and (E); and segment X (A)(i), (A)(iii), (C), and (D) and compared the resulting amounts to those reported, noting agreement.

e. We compared the amounts reported in segment VIII "Inputs from Other Sources" (A) through (C) to bank statements, noting agreement. We recalculated the amount reported in segment VIII (E), (F), (H), and (I) and compared the amounts to those reported, noting agreement.

f. We recalculated the amounts and percentages in the segments "Summary of Quarterly Cash Generation and Usage" (A) through (O); "Distributions of Cash" (A)(i), (A)(iii), (B)(i), (B)(iii), C(iii), C(v), D(i) and (D)(iii);
     "Reconciliation of Reserve Account" (A), (B), and (E); and "Reconciliation of Collateral Reinvestment Account" (A), (B), and (D) through (I); and "Additional Reporting Requirements" (A), (B), and (D) through (G) and compared the amounts and percentages to that reported, noting agreement.

g.   We compared the amounts in the segments "Reconciliation of Reserve Account"
     (E) and "Reconciliation of Collateral Reinvestment Account" (I) to the reconciliations of trust accounts performed by SMS pursuant to section 2
     (c) (i through iii) of the Agreement, noting agreement. We compared the bank balances per the reconciliations of trust accounts to bank statements, noting agreement.

We were not engaged to, and did not perform an audit of the Quarterly Servicing Report - SMS Student Loan Trust 2000-A, the objective of which would be the expression of an opinion on the specified elements, accounts, or items thereof. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

At the request of SMS, we did not perform any tests of Loan Services' servicing of the Student Loan Trust 2000-A receivables, because a separate single auditor report of Loan Services' servicing systems has been issued for the year ended September 30, 2000. Had we performed additional procedures or had we made an examination of Loan Services' servicing of the Student Loan Trust 2000-A, other matters may have come to our attention that would have been reported to you.

This report is intended solely for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibilities for the sufficiency of the procedures for their purposes. [OBJECT OMITTED]
December 18, 2000